

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

May 2, 2017

Via E-mail
Mr. Brian S. Pribyl
Senior Vice President - Chief Financial Officer
  and Treasurer
National Western Life Group, Inc.
850 East Anderson Lane
Austin, Texas 78752-1602

      Re: National Western Life Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed March 10, 2017
              File No. 000-55522

Dear Mr. Pribyl:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Sharon M. Blume

                       Sharon M. Blume
                       Accounting Branch Chief
                       Office of Healthcare and Insurance